EXHBIT 5.02

                        WILLIAMS LAW GROUP, P.A.
                           2503 W. Gardner Ct.
                            Tampa  FL  33611


June 21, 2000

Sixth Business Service Group, Inc.
Tampa,  FL

Re:   Federal Income Tax Consequences of Merger of Telesource
International, Inc. and Sixth Business Service Group, Inc.

Gentlemen:

     As special counsel to Sixth Business Service Group, Inc., a Florida corporation ("Sixth Business Service Group"), we have been asked to advise you concerning the anticipated federal income tax consequences of the merger of Telesource International pursuant to the Agreement and Plan of Merger dated November 3, 1999 (the "Merger Agreement") into Sixth Business Service Group in exchange for shares of Sixth Business Service Group's Common Stock (the "Common Stock"). The transfer of the assets and liabilities in exchange for the Common Stock (the "Merger") will be carried out pursuant to the Merger Agreement, as described in the Registration Statement on Form S-4, as amended, filed by Sixth Business Service Group, File No. 333-92445 (the "Registration Statement"). Unless otherwise specified, all capitalized terms have the meaning assigned to them in the Registration Statement.

     In connection with the preparation of this opinion, we have examined such documents concerning the Merger, including the Merger Agreement, as we deemed necessary (the "Examined Documents"). In our review and examination we have assumed, without independent investigation or examination, (a) the genuineness of all signatures, the authenticity of all documents submitted to us, the conformity to all original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of all such originals of such latter documents; (b) the due execution, completion, acknowledgment and public filing, where applicable, of any of the Examined Documents, as indicated in such documents, and the delivery of all documents and instruments and the consideration recited in such documents by all parties; (c) that all parties have the necessary power and authority, corporate or otherwise, to execute and deliver the Examined Documents, and documents attendant therewith, to which they are a party and to perform their obligations under such documents, and that all such actions have been duly and validly authorized by all necessary proceedings; (d) that the
Examined  Documents  and  the  documents  attendant   therewith,
constitute  legal,   valid  and  binding   obligations  to  each
party  thereto    enforceable against each party in accordance with
their respective terms, except

        (i) as enforcement of such documents may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general, from time to time in effect;
        (ii) subject to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law and the availability of equitable remedies; and
        (iii) subject to implied covenants of good faith, fair dealing and commercially reasonable conduct, judicial discretion and instances of multiple or equitable remedies and applicable public policies and laws.

     In rendering our opinion, we have made the following factual assumptions:

     1. The factual representations and warranties of the parties contained in the Merger Agreement, which we may deem material to our opinion, are all true in all respects as of the date of our opinion, except as may otherwise be set forth in or contemplated by, any of the Examined Documents.

     2. The factual representations and warranties, other than those matters about which we specifically opine, of the parties contained in the Examined Documents, which we may deem material to our opinion, are all true in all respects as of the date hereof, except as may be otherwise set forth in or contemplated by the Examined Documents.

     3. The transaction contemplated by the Examined Documents and all the transactions related thereto or contemplated thereby shall be consummated in accordance with the terms and conditions of such documents, except as may be set forth in and or contemplated by any closing document delivered by the parties at the closing of the Merger.

     4. Each document derived from a public authority is accurate, complete and authentic and all official records (including their proper indexing and filing) are accurate and complete.

     5. There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealings among any of the foregoing which would, in any case, define, supplement or qualify the terms of the Examined Documents.

                          LIMITATIONS ON OUR OPINION

      The following limitations shall apply with respect to our opinion:

     1. Our opinion is based upon the various provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and the interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of the date hereof, all of which are subject to change either prospectively or retroactively. No opinion is rendered with respect to the effect, if any, of any pending or future legislation, judicial or administrative regulations or rulings, which may have a bearing on any of the foregoing. We have not been asked to render an opinion with respect to any federal income tax matters except those set forth below. Likewise, we have not been asked to render any opinion with respect to any foreign, local or state income tax consequences of the Merger. By rendering our opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws. Accordingly, our opinion should not be construed as applying in any manner to any aspect of the transactions contemplated by the Examined Documents, other than as set forth below.

     2. Our opinion does not consider the tax consequences of other transactions effected prior to or after the Merger (whether or not such transactions are consummated in connection with the Merger).

     3. We have not discussed this opinion with representatives of the Internal Revenue Service, and it is not binding on the Service. The Service is not bound by and may not concur in the conclusions we have reached.

                                    OPINION

     Based upon, and subject to the foregoing, and with due regard to such legal consideration as we deemed necessary, we are of the opinion that, for Federal income tax purposes:

* No gain or loss will be recognized for federal income tax purposes by the holders of Telesource International common stock upon the receipt of Sixth Business Service Group common stock solely in merger for such Telesource International common stock in the merger, except to the extent that cash is received by the exercise of dissenters' rights.

* The aggregate tax basis of the Sixth Business Service Group common stock so received by Telesource International shareholders in the merger will be the same as the aggregate tax basis of the Telesource International common stock surrendered in merger therefore.

* The holding period of the Sixth Business Service Group common stock so received by each Telesource International shareholder in the merger will include the period for which the Telesource International common stock surrendered in merger therefore was considered to be held, provided that the Telesource International common stock so surrendered is held as a capital asset at the closing of the merger.


                                                Sincerely,



                                                Michael T. Williams, Esq.